AGREEMENT FOR CONSULTING SERVICES

1.

Parties.  This Agreement for Consulting Services ("Agreement") is entered into by and between Rodney R. Ray ("Consultant") and ASAP Marketing Corporation ("Company") this 7th day of April, 2005.  Consultant and Company are collectively called "Parties."

2.

Purpose.  Consultant and Company have voluntarily agreed to enter into this Agreement in view of its mutual benefits, including the provision of valuable services by Consultant and the payment of valuable consideration by Company.

3.

Scope of Services.  Consultant agrees to provide advisory and consulting services as requested by Company during the term of this Agreement.  Consultant's services will include coordination, development, delivery and execution of strategic planning efforts.  In addition, the Consultant will provide management services for the Company.

4.

Term of Agreement.  This Agreement shall be effective commencing on May 1, 2005 and shall be in effect through October 31, 2005.  However, this Agreement may be terminated at any time (with or without cause) by either party upon thirty (30) days written notice.

5.

Payment.  For services to be performed by Consultant during the term of this Agreement, the Company will pay Consultant the sum of $6,500.00 per month.

6.

Termination.  This Agreement may be terminated at any time as described in paragraph 4 above.

7.

Supplies and Equipment.  Consultant will provide the supplies and equipment necessary to perform the services requested. Company shall provide Consultant with reasonable access to the information and facilities necessary to enable Consultant to perform services under this Agreement.

8.

Expenses.  Except as otherwise agreed to by the parties, Consultant shall pay all expenses incurred in performance of said services.  Unless otherwise agreed upon by Company in writing, expenses incurred by Consultant in performing services for, or on behalf of Company, shall not be reimbursed by Company.

9.

Relationship Between Parties.  The parties intend that Consultant shall provide services to Company as an independent contractor.  Nothing in this Agreement shall be interpreted or construed as creating or establishing the relationship of employee or employee between Company and Consultant, or any employee or agent of Consultant.  Consultant shall be solely and entirely responsible for Consultant's acts and the acts of Consultant's employees, agents or subcontractors.

10.

Control.  Consultant retains the sole and exclusive right to control or direct the manner or means by which the services described herein are to be performed.

11.

Non-Exclusive Arrangement.  It is not intended that Company will have an exclusive right to Consultant's services during the course of this Agreement, and Consultant shall retain the right to perform services for others during the term of this Agreement, provided such services (a) are not competitive with Company or its affiliates, and (b) do not involve Consultant in a conflict of interest with respect to the consulting arrangements set forth in this Agreement.  Company is free to utilize the services of others during the term of this Agreement.

12.

Time and Place of Work.  Consultant's services shall be rendered in a timely and professional manner at such places and during such hours as Consultant and Company may determine consistent with the needs of the project as defined by Company.

13.

Benefits.  Because Consultant is engaged as an independent contractor and not an employee, Consultant will not be eligible to participate in employee benefits, leaves of absence or other programs that are now or may be provided by Company to its employees.

14.

Taxes.  Because Consultant is engaged as an independent contractor and not an employee, no payment received by Consultant pursuant to this Agreement shall be subject to employment tax withholding, nor shall Company withhold or pay federal social security tax (FICA), Medicare tax, or federal or state income tax, or make contributions to the federal or state unemployment or disability insurance funds on behalf of Consultant.  Consultant is responsible for filing all income and other tax forms and paying all taxes due.

15.

Insurance.  Consultant shall be solely responsible for maintaining insurance coverage applicable to Consultant's performance of services under this Agreement, including but not limited to workers' compensation, automobile, general liability and property damage insurance.  Consultant shall indemnify and defend Company against all liability or loss, and against all claims or actions based upon or arising out of damage or injury to persons or property caused by or sustained in connection with Consultant's performance of services under this Agreement.

16.

Arbitration.  Except for any legal action by Company seeking injunctive relief under paragraph 22 below, Consultant and Company hereby consent to submit to final and binding arbitration in accordance with the laws of the State of Nevada for any and all disputes and controversies between Consultant and Company, or any of their respective employees, officers, agents, or representatives, including without limitation any claims relating to Consultant's engagement, claims for breach of contract, statute or public policy, or personal injury (tort).  Any dispute submitted to arbitration shall be decided by a single, neutral arbitrator, which shall be mutually selected by the parties not later than forty-five days after service of the demand for arbitration.  If the parties for any reason do not mutually select the Arbitrator within the forty-five (45) day period, then either party may apply to any court of competent jurisdiction to appoint a retired judge as the arbitrator.  Judgment on an award issued by the arbitrator may be entered in any court of competent jurisdiction. The prevailing party shall be entitled to recover all costs incurred as a result of the arbitration, including without limitation, filing fees, attorneys' fees, compensation paid to the arbitrator and costs of transcripts.

17.

Proprietary Information.

a.

Consultant's work for Company will bring Consultant into contact with valuable business, technical and trade secret information that has been discovered or accumulated by Company or its affiliates through the expenditure of substantial time, effort and expense, and provides a competitive advantage to Company ("Proprietary Information").

b.

Proprietary Information includes confidential information and trade secrets owned by Company, including but not limited to:

(1)

customer needs, customer requirements, the services rendered or proposed to customers, and fees charged or proposed to customers;

(2)

financial, sales and marketing data relating to Company, the industry or other areas pertaining to Company's activities or contemplated activities including, without limitation, marketing plans, business strategies, development plans and strategies, sales, profits, financial and/or accounting information and techniques, and non-public cost and pricing information;

(3)

research, development, inventions, specifications, designs, ideas, methods, processes, technologies, and know-how, whether or not patentable, copyrightable, or otherwise protected by law, conceived or made by Consultant or others engaged to work on behalf of Company, individually or jointly with others;

(4)

Company's relations with its employees, including without limitation, salaries, job classifications and skill levels;

(5)

any other information designated by Company to be confidential, secret and/or proprietary.

c.

Such information is confidential regardless of whether it is merely remembered, embodied in tangible form, developed in whole or part by Consultant, or whether it is provided to Consultant.  However, Proprietary Information does not include information which has been made publicly available or otherwise placed in the public domain by means that do not violate this Agreement or similar agreements between Company and others.

d.

Consultant agrees that at all times, Consultant will protect, safeguard and keep secret the Proprietary Information; use Proprietary Information only in connection with Consultant's work for Company; disclose Proprietary Information only to those employees or agents of Company with a "need to know" the same for use in connection with their duly authorized duties as employees or agents of Company; and refrain from using Proprietary Information for any purpose whatsoever, without proper authorization therefore.

e.

Consultant agrees to refrain from using Proprietary Information for Consultant's own benefit, or for the benefit of any third party, and will not directly or indirectly disclose or reveal it, in any manner, to any person or entity both during and after the termination of this Agreement.  In particular, Consultant will not use Proprietary Information to solicit, encourage or in any way influence any of Company's customers to divert their business from Company.

18.

Policy against Use of Trade Secrets of Others.  In the course of Consultant's employment for Company, Consultant will not utilize the trade secrets of others (such as Consultant's prior employers) which Consultant has an obligation to maintain as confidential.  However, Consultant is not required to maintain the confidentiality of any information which is:

a.

known to Consultant prior to learning the information in connection with work for a prior employer, or known to third parties knowledgeable in the industry without Consultant's fault or negligence; or

b.

furnished by a prior employer to a third party, or received by Consultant without restrictions or obligations regarding secrecy or confidentiality; or

c.

independently developed by Consultant or Company without recourse to the trade secret of another; or

d.

approved for release by the owner of the trade secret information.

19.

Non-Competition.  During the term of this Agreement, and regardless of whether or to what degree Company chooses to utilize Consultant's services, Consultant will not own a material interest in, render financial assistance to, or offer personal services to, any entity or individual that competes with Company.  Competition shall include the design, development, production, promotion or sales of products, components or services competitive with those of Company or its affiliates.

20.

Non-Solicitation.  Consultant specifically agrees that during the term of this Agreement and for a period of one (1) year thereafter, Consultant will not directly or indirectly, either for Consultant or for any other person, company or other entity, solicit or encourage any person employed by or engaged to render services on behalf of Company to leave Company or engage in any activity contrary to Company's interests.

21.

Products and Documents.  Consultant hereby acknowledges and agrees that the results of all services provided pursuant to this Agreement are the sole and exclusive property of Company.  Upon request or upon the termination of this Agreement, Consultant shall promptly deliver to Company all notes, writings, lists, files, reports, correspondence, tapes, cards, maps, machines, technical data or any product or document (whether maintained in tangible documentary form, or in computer memory or other electronic format) which Consultant or Consultant's employees, agents or subcontractors produced or received while performing services pursuant to this Agreement.

22.

Injunctive Relief.  Consultant acknowledges that violations of paragraphs 17, 19, 20 and 21 would cause irreparable injury to Company.  Therefore, Consultant agrees that in addition to any other remedies available, and without being required to prove actual damages or being required to post any bond or undertaking, Company shall be entitled to obtain an injunction to prevent any actual or threatened use or disclosure of Proprietary Information, or to otherwise enforce the provisions of this Agreement.

23.

Compliance with Laws.  In performing services under this Agreement, Consultant promises to comply with all applicable federal, state, county and city laws, ordinances and regulations.

24.

Assignment/Subcontracting.  This Agreement is assignable by Company upon written notice to Consultant.  However, since the services to be rendered by Consultant are personal in nature, this Agreement may not be assigned by Consultant without the written consent of Company.  Consultant shall not utilize Consultant's employees, agents, or subcontractors to perform services under this Agreement without the express, written consent of Company.

25.

No Authority to Bind Company.  Consultant has no authority to enter into contracts or agreements on behalf of Company, or to represent Company as an agent or in any other capacity without the express written consent of the President of Company.

26.

Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada.

27.

Notices.  All notices or other communications provided for in this Agreement shall be made in writing and shall be deemed properly delivered when (i) delivered personally or (ii) by the mailing of such notice by registered or certified mail, postage prepaid, to the parties at  such address as one party designates to the other in writing.

28.

Reformation/Severability.  If any provision of this Agreement is declared invalid by any tribunal, then such provision shall be deemed automatically adjusted to the minimum extent necessary to conform to the requirements for validity as declared at such time and, so adjusted, shall be deemed a provision of this Agreement as though originally included therein.  In the event the provision invalidated is of such a nature that it cannot be so adjusted, the provision shall be deemed deleted from this Agreement as though such provision had never been included.  In either case, the remaining provisions of this Agreement shall remain in effect.

29.

Entire Agreement.  This Agreement is the entire agreement between the parties relating to the engagement of Consultant by Company.  Except as specifically incorporated herein, this Agreement supersedes and terminates all prior agreements, whether oral or written, between Company and Consultant.

30.

Amendments.  No supplement, modification or amendment of any term, provision or condition of this Agreement shall be binding or enforceable unless evidenced in writing executed by the parties hereto.

 [SIGNATURES ON FOLLOWING PAGE]

SIGNATURES

After carefully reading and considering the foregoing provisions of this Agreement, Consultant and Company have voluntarily signed this Agreement to be effective as of the date first above written.

Rodney R. Ray /s/ Rodney R. Ray Rodney R. Ray	ASAP Marketing Corporation By: /s/ Rodney R. Ray Rodney R. Ray, President